Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, June 19, 2025.

To the Comisión Nacional de Valores (Argentine National Commission)

Ref.: Relevant Information

To whom it may concern,
I am writing to inform you that the required procedures before the competent authorities have been completed, and that the Argentine Central Bank has issued Communication “C” No. 100461, which states: “... in view of the authorization duly granted, on June 23, 2025, Banco de Galicia y Buenos Aires S.A. (“The Bank”) will carry out the merger by absorption of Banco GGAL S.A. Consequently, as of that date, the authorization to operate as a commercial bank previously granted to Banco GGAL S.A. shall be revoked, in accordance with Section 44, subsection (b) of the Financial Institutions Law, and its branches shall be integrated into those of Banco de Galicia y Buenos Aires S.A. as branches thereof.”
As a result, effective June 23, 2025, the Bank and Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.) will begin operating as a single, unified financial institution, integrating the operations previously carried out by Banco GGAL S.A., a company that has been dissolved — without liquidation — within the framework of the corporate reorganization process.
Furthermore, the public offering authorization previously granted to Banco GGAL S.A. by the Argentine Securities Commission (Comisión Nacional de Valores) will be transferred in favor of the Bank.
Yours faithfully,
A. Enrique Pedemonte
Attorney in fact
    Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
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